Exhibit 99.1

Company Contact:	Investor Relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Nova’s Integrated Metrology Solution Chosen for

Largest Memory Fabrication Facility in Taiwan

Dozens of units ordered for one of the largest projects of its kind

REHOVOT, Israel, October 24, 2007 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI) provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced a major integrated metrology win for its CMP process control products at a leading memory manufacturer in Taiwan. The order includes dozens of Integrated NovaScan units, which are required to ramp up production in the largest memory fabrication facility in Taiwan. Installation of the NovaScan units began earlier this year and the next phase is expected to be completed during Q1 of 2008. This is one of the largest projects of its kind in the world, and Nova expects to supply additional units according to future production requirements.

“Our NovaScan product line, with its high throughput and market leading accuracy, make it the tool of choice to enable closed-loop control for CMP processes,” said Avi Magid, Executive Vice President Global Business. “This is reflected in our leading position in the Taiwanese market, which represents over 20% of the world’s capital equipment spending.”

“In addition to improving yield and reducing cycle time, the NovaScan platform was chosen after demonstrating superior fleet matching capabilities during an exhaustive evaluation process. With so many tools installed in one facility, this aspect of the solution is particularly important,” Magid added.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding our anticipated market position, trends, demand for our products, expected deliveries, expected revenues, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements or the applicability of those requirements to Nova and changes in customer demand for our products. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 11, 2007. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.